August 1, 2025

Siaw Tung Yeng
Co-Chief Executive Officer
Mobile-health Network Solutions
2 Venture Drive, #07-06/07 Vision Exchange
Singapore 608526

       Re: Mobile-health Network Solutions
           Registration Statement on Form F-3
           Filed July 16, 2025
           File No. 333-288693
Dear Siaw Tung Yeng:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3 filed July 16, 2025
Exhibits

1. Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and
201.04 of the
       Trust Indenture Act of 1939 Compliance and Disclosure Interpretations.
2. Please revise the legality opinion to ensure that it does not contain assumptions that
       are overly broad, that    assume away    the relevant issue, or that
assume any of the
       material facts underlying the opinion or any readily ascertainable facts. Refer to Staff
       Legal Bulletin 19 at Sections II.B.2.a and II.B.3.a.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 August 1, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Lawrence Venick